UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.,
ALASKA COMMUNICATIONS SYSTEMS HOLDINGS, INC.

and

ACS WIRELESS, INC.

600 Telephone Avenue
Anchorage, Alaska 99503-6091

File No. _______________
X X X X X X X X X X X X X

APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT ALASKA COMMUNICATIONS SYSTEMS GROUP, INC., ALASKA COMMUNICATIONS SYSTEMS HOLDINGS, INC. AND ACS WIRELESS, INC. ARE PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING OR TRADING IN SECURITIES.

I.	INTRODUCTION

Alaska Communications Systems Group, Inc. (“ACS”) and its wholly owned subsidiaries, Alaska Communications Systems Holdings, Inc. (“ACS Holdings”) and ACS Wireless, Inc. (“ACS Wireless” is wholly owned by ACS Holdings and, together with ACS and ACS Holdings, are referred to herein as the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) under Section 3(b)(2) of the Investment Company Act of 1940 (the “Act”), declaring that the Applicants are primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

ACS is an Anchorage, Alaska-based telecommunications company, listed on the NASDAQ Stock Market that is primarily engaged in providing wireline and wireless communications services.  ACS commenced business in May 1999 after the acquisition of Anchorage Telephone Utility, the largest local exchange carrier in Alaska, and the Alaska telecommunications properties of Century Telephone Enterprises, Inc., a provider of local telephone services and internet services in Alaska.  Since 1999, ACS has expanded its business to include internet and wireless technology services and has acquired or built significant fiber optic transport facilities connecting Alaska and the lower 48 United States.  ACS conducts its communications business predominantly through several wholly-owned subsidiaries.  Since ACS commenced operations, its primary source of income has been providing telecommunications services in Alaska.  Currently, far less than 40% of ACS’ unconsolidated assets are “investment securities” for purposes of the Act.

On June 4, 2012, ACS and General Communications, Inc. (“GCI”) agreed to form a joint venture in which each would contribute substantially all the assets used in its wireless businesses

(other than its retail wireless business) and certain related telecommunications transport assets (the “Transaction”) to a newly formed limited liability company, The Alaska Wireless Network, LLC (“AWN”).  The Transaction was publicly announced by ACS in an 8-K filed with the Commission on June 5, 2012, attached hereto as Exhibit C.  The Transaction remains subject to obtaining various approvals, including the entry of the order hereby requested from the Commission.

Under the terms of the Transaction, AWN will be primarily engaged in providing non-retail wireless communication services to residents of Alaska. Assuming completion of the Transaction, ACS Wireless will become a member of AWN, and AWN will be owned 66⅔% by GCI through its wholly-owned subsidiary GCI Wireless Holdings, LLC and 33⅓% by ACS through ACS Wireless.1  If the Transaction is completed, more than 40% of ACS Wireless’ unconsolidated assets will consist of its minority interest in AWN, placing each of ACS Wireless, ACS Holdings and ACS at risk of being considered an “investment company” under the Act.2

Founded in 1979, GCI is an Alaska-based telecommunications company providing voice, video and data communication services to residential, commercial and government customers.  GCI has over 1,600 employees in Alaska and is the state’s largest provider of internet services with cable modem, wireless and dedicated access services. GCI’s network is connected through company-owned fiber optic and satellite facilities to the lower 48 United States.

The wireless telecommunications market in Alaska has experienced significant growth over the past several years, and ACS’ wireless revenue has grown commensurately.  A substantial portion of that revenue growth has been attributable to roaming revenue charged to third party providers using ACS’ wireless network as well as subsidies ACS receives from the federal government as a competitive eligible telecommunications carrier (“CETC”) under 47 CFR 307(a)(1).  Roaming revenues are expected to decrease significantly beginning in 2013 when Verizon enters the Alaska market while CETC revenue is expected to decrease commencing 2014 because of proposed changes to the federal telecommunications regulatory environment.3  Consequently, without the joint venture with GCI, ACS is concerned that it will face declining profitability from its wireless business and difficulty in competing in Alaska’s rapidly evolving telecommunications industry.

1 The Organization Chart in Exhibit A sets forth the current ownership structure of ACS.

2 ACS’ interest in ACS Holdings represents more than 40% of ACS’ unconsolidated assets, and ACS Holdings’ interest in ACS Wireless may represent more than 40% of ACS Holdings’ unconsolidated assets.  Therefore, as explained in more detail herein, if ACS Wireless falls within the definition of an “investment company” under the Act, this status may become applicable to ACS Holdings and ACS, making it possible that they too will fall within that definition.  Accordingly, ACS seeks an order from the Commission under Section 3(b)(2) of the Act declaring that ACS, including each of its subsidiaries, ACS Holdings and ACS Wireless, is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

3 See In the Matter of Connect America Fund, et. al., WC Docket No. 10-90 et al., Report and Order and Further Notice of Proposed Rulemaking, FCC 11-161, adopted October 27, 2011, and released November 18, 2011, para. 502).

Since its inception, ACS has functioned primarily as a telecommunications service provider, directly and through various wholly-owned subsidiaries.  ACS has never been, and following the Transaction will not be, engaged in the business of investing, reinvesting, owning, holding, or trading in securities.  However, as a result of the Transaction, more than 40% of ACS’ assets will be comprised of its minority interest in AWN.  If ACS’ interest in AWN constitutes an “investment security”4 under Section 3(a)(2) of the Act, ACS is at risk of being considered an “investment company” under Section 3(a)(1)(C) of the Act.  Accordingly, ACS hereby requests an order from the Commission under Section 3(b)(2) of the Act.

II.	THE APPLICANT

a.	History

ACS’s predecessor was incorporated in 1998 under the laws of the State of Delaware.  In May 1999, Alaska Communications Group, Inc. began doing business as ACS after the acquisition of Anchorage Telephone Utility, the largest local exchange carrier in Alaska, and the Alaska telecommunications properties of Century Telephone Enterprises, Inc., a provider of local telephone services and internet services in Alaska.

ACS continued to expand its business into related industries by acquiring stakes in communications companies.  ACS acquired internet service providers Internet Alaska, Inc. in June 2000 and Internet Plus LLC (doing business as MosquitoNet) in July 2001.  In April 2006, ACS acquired significant fiber optic transport facilities in Alaska then owned by Crest Communications, LLC.  In October 2008, ACS acquired Crest Communications Corporation (“Crest”) and its extensive high-speed fiber optic cable system, which includes Northstar, an undersea fiber system of approximately 1,900 miles with cable landing facilities in Whittier, Juneau and Valdez, Alaska and Nedonna Beach, Oregon.  Crest’s system also includes terrestrial transport components linking Nedonna Beach, Oregon to the Network Operations Control Center in Hillsboro, Oregon and co-location facilities in Portland, Oregon and Seattle, Washington.  In April 2009, ACS launched AKORN (or the Alaska-Oregon Network submarine cable), a fiber optic cable built by ACS to provide diverse connectivity and increased capacity between Alaska and national/global networks, and complement ACS’ Northstar cable system between Anchorage and Nedonna Beach in Oregon.

In August 2010, ACS acquired a 49% interest in Tekmate, LLC, Alaska’s largest privately owned information technology services company.  The remaining 51% is owned by TekMate Holdings Inc.

The Company was rebranded as “Alaska Communications” in September of 2010, and currently does business under this name.

4 ACS does not, however, necessarily concede that its stake in AWN legally constitutes a “security” or “investment security” for purposes of the Act or any other law or regulation.

b.	Existing Debt

On May 10, 2011, ACS sold $120 million aggregate principal amount of 6.25% convertible notes due in 2018 to certain initial purchasers in a private placement.  The Notes are fully and unconditionally guaranteed, on a joint and several unsecured basis, by all of ACS’ wholly-owned subsidiaries, other than its license subsidiaries.

On October 21, 2010, ACS Holdings, as borrower, and ACS, as parent, entered into a credit agreement that provides for a $440 million first lien term loan facility, together with a $30 million revolving credit facility.  Under the terms of the credit agreement, substantially all the property and assets of ACS is collateral and substantially all ACS subsidiaries are bound by a related subsidiary guarantee agreement.

As discussed further below, the cash ACS will receive as a result of the Transaction will allow ACS to extinguish a portion of its existing debt and to service its remaining debt.

c.	Current Business

ACS leverages its legacy as a local telephone company to support its wireless and enterprise data network and to serve the rapidly expanding market of data dependent consumers and enterprises.  The company's network coverage extends from the North Slope to the Southeast panhandle of Alaska, complemented by data and voice roaming partnerships in the lower 48 United States and Canada.  This enables ACS to offer nationwide plans comparable to those offered by the largest wireless carriers in the United States.  ACS participates broadly in the enterprise market and specializes in serving both wireless and fixed data needs.  Its fixed data services are delivered over a statewide Metro Ethernet and multiprotocol label switching network, data hosting centers, submarine fiber networks connecting Alaska to the lower 48 United States, and through professionals who deliver managed services.

The principal business activities of ACS are providing (1) wireline services (which include communications services such as voice, data, broadband, multi-protocol label switching, Metro Ethernet, network access, long distance, data hosting, video conferencing and other services to consumers, carriers, businesses, enterprise and government customers throughout Alaska and to and from Alaska) and (2) wireless services (which include providing facilities-based voice and data services to enterprise and retail customers throughout Alaska, with roaming coverage available in the lower 48 states, Hawaii and Canada).  ACS intends to increase its annual capital expenditure in the wireline services by approximately $10 million annually for at least the next four years, or 33% from historical levels.  For more detailed financial information, please see ACS’ recent Form 10-K and Form 10-Q filings with the Commission.5

5 See ACS’ Form 10-K, filed with the Commission on March 2, 2012, file no. 000-28167 and Form 10-Q, filed with the Commission on May 4, 2012, file no. 000-28167.

Finally, we note that far in excess of 60% of the total “value” as defined in the Act6 of the assets of each of ACS and its majority-owned subsidiaries (even before excluding “cash items and Government securities” under the Act) consist of one or more of the following assets: (i) accounts receivable from customers, (ii) property, plant and equipment, (iii) intangible assets (such as licenses), (iv) deferred income taxes from operations, (v) good will, (vi) material and supplies, and (vii) shares in wholly-owned subsidiaries, in excess of 60% of the total assets of which consist of the foregoing.  Moreover, far in excess of 60% of the revenue and expenses of those entities consist of operating revenues and expenses relating to the provision of telecommunications services.

III.	THE TRANSACTION

a.	Overview

On June 4, 2012 ACS entered into an agreement to create a joint venture with GCI involving ACS’ and GCI’s non-retail wireless activities.  Pursuant to the Asset Purchase and Contribution Agreement dated as of June 4, 2012 (the “Contribution Agreement”), ACS will cause one or more of its affiliates to sell certain assets used primarily in ACS’ wireless activities to GCI for $100 million in cash (the “Purchased Assets”).7  ACS Wireless will transfer to AWN all remaining tangible and intangible assets owned, leased or held by ACS or any of its affiliates and used primarily in connection with the conduct of ACS’ wireless activities (other than its retail wireless business) and certain additional telecommunication assets, including wireless voice and data services, wireless backhaul and transport, spectrum and Wi-Fi.  As part of its retail wireless activities, ACS will retain its retail outlets, employee agreements, accounts receivable and contracts for the provision of wireless services.8  GCI will contribute to AWN certain assets held by various GCI affiliates and used primarily in GCI’s wireless activities (other than its retail wireless business) and the Purchased Assets.  As a result of such contributions, AWN will be owned 66⅔% by GCI and 33⅓% by ACS.

 6 Section 2(a)(41)(B) of the Act defines “value” as follows: “with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board of directors.”

7 The specific assets to be sold by ACS to GCI have not been identified.

8 ACS’ non-retail wireless contracts will be assumed by AWN.

Proposed ownership structure of AWN:

The primary purpose of AWN will be the provision of wireless communications services.  According to the terms of the AWN operating agreement (the “Operating Agreement”) to be executed by the parties concurrently with the closing of the transactions under the Contribution Agreement (the “Closing”), the business and sole purpose of AWN is to i) own and operate the assets contributed to AWN by GCI and ACS through their subsidiaries, ii) engineer, operate and maintain competitive wireless network(s) in Alaska, iii) design and implement competitive plans for the provision of wireless products (including procuring and reselling wireless devices) and services, and provide such plans to wireless carriers on a wholesale basis, that permit the members of AWN to compete with other facilities-based wireless carriers in providing voice, data and text services, iv) engineer, provide and maintain competitive wireless backhaul and transport services for the benefit of AWN and other wireless carriers serving the Alaska market solely for wireless devices, v) provide competitive cell site leases, vi) enter into wireless roaming agreements, vii) support the members in maintaining their respective eligible telecommunications carrier designations, and viii) to the extent related to the foregoing, support the members and their affiliates in complying with their regulatory obligations (collectively, the “Wireless Business”).  AWN will not engage in any activity or business other than the Wireless Business except upon the affirmative vote of all members of AWN and unanimous approval of the executive board of AWN (the “Board”).

As of and for the year ended December 31, 2011, the property and assets to be contributed by ACS to the joint venture represent approximately 43%9 of ACS’ consolidated operating revenues and 54% of ACS’ consolidated earnings before interest, tax, depreciation and

9  Asset and other valuations used herein to describe the Transaction are estimates of fair value approved by the Board.  In particular, the value of ACS’ wireless segment as set forth in its 2011 10-K filing with the Commission was determined to represent an approximation of the value of the wireless assets ACS will contribute to AWN.

amortization (“EBITDA”)10.  The contributed property and assets will consist of 50.4% of the “fair value” of the total assets of ACS on a consolidated basis, and 100% of such assets are of the type described above under the section entitled “Current Business”.

During the first four years after the Closing, following payment of a consulting fee to GCI, ACS will be entitled to a preferred distribution equal to $50 million in each of the first two years, and $45 million in each of the third and fourth years, and GCI will receive any remaining distributions.11  After the first four years following the Closing, distributions will be made according to percentage ownership interests.

The retained wireless businesses of ACS and GCI will purchase wireless services from AWN at a discount, and AWN may purchase additional network capacity from ACS and/or GCI.  ACS and GCI are prohibited from transferring their equity interests in AWN for a period of four years after the Closing and, after such time, any transfer of equity interests must be accompanied by the transfer of such transferring entity’s customer connections.  ACS will have “tag-along” rights with respect to sales by GCI of its equity interest, and GCI will have “drag-along” rights beginning five years after the Closing.  If either ACS or GCI transfers its equity interest in AWN before the eighth anniversary after Closing, the distributions payable to AWN’s members may be adjusted based on relative decreases in the number of wireless subscribers of such members during the two year period following such transfer.

AWN will enter into a facilities network use agreement with each of ACS and GCI, pursuant to which AWN will provide all wireless services that the member carriers need to service their customers.  Following consummation of the Transaction, ACS will continue providing certain network-related services to AWN, which will generate annual fees for ACS.  The parties also entered into a bilateral indefeasible right of use agreement whereby each of ACS and GCI grant certain irrevocable rights to use its system to the other party.

ACS does not have any current intention or plan to dispose of its 33⅓% ownership interest in AWN or any of its other assets outside of the ordinary course of business.  ACS has no reason to believe that GCI has any current intention or plan to dispose of its 66⅔% ownership interest in AWN or any of its other assets outside of the ordinary course of business.

b.	Strategic Considerations

ACS’ management and the members of its board of directors (the “Directors”) believe that absent the joint venture with GCI, the profitability of ACS’ wireless activities relative to ACS’ wireline services would decline substantially, while ACS’ profitability after the Transaction is expected to remain relatively stable.

10 It is the view of the Board that EBITDA is the most appropriate method for determining the fair value of the wireless assets to be transferred to AWN, and EBITDA is the method customarily used in the wireless industry to value wireless assets.

11 Distributions payable to ACS and GCI during the Preference Period are subject to adjustment based on relative decreases in the number of wireless subscribers of ACS and GCI during such period.

Operating revenues from ACS’ wireless services segment increased from $24.9 million for the year ended December 31, 1999 to $141.0 million for the year ended December 31, 2009.  Operating revenues decreased to $140.6 million for the year ended December 31, 2010 and since then have remained relatively flat and, other than roaming and CETC revenue, declined principally as a result of competition from AT&T, Inc. and GCI.  For the year ended December 31, 2011, operating revenues from the wireless business segment were $150.2 million, or approximately 43.0% of total operating revenues of $349.3 million.

The anticipated decline in the profitability of ACS’ wireless activities is primarily attributable to (1) the expected declines in subsidies that ACS currently receives from the federal government as a competitive eligible telecommunications carrier, which subsidies are being phased out pursuant to an October 2011 order from the Federal Communications Commission and (2) Verizon’s pending entry into the Alaska market, which, among other factors, is expected to reduce significantly ACS’ roaming revenues and to reduce ACS’ market share.

Approximately 96% of projected roaming revenue for 2012 is attributable to ACS’ roaming agreement with Verizon, which is expanding its network to Alaska commencing late 2012 and by 2015 is expected to provide roaming revenue to ACS at substantially reduced levels.  While ACS’ roaming revenue may initially increase upon Verizon’s entrance to the Alaska market due to Verizon’s new customers roaming on ACS’ 3G network, ACS’ roaming revenue is expected to decrease over time as Verizon’s customers start to use Verizon’s 4G network.

ACS expects to receive up-front cash and distributions from AWN that will match or exceed the profits and cash flow that ACS otherwise expected to receive from its transferred wireless business.  Based upon financial assumptions that the management and Directors of ACS believe are reasonable, a significant portion of the cash, that ACS will receive from the Purchased Assets will be used to retire ACS debt and the preferred distribution to be received by ACS in accordance with the Operating Agreement will provide greater certainty regarding ACS’ ability to service its remaining debt.

c.	Management of AWN

Along with the rights typically afforded to minority interest-holders in a joint venture, ACS maintains a significant influence over major decisions of AWN, while GCI is in charge of day-to-day management of AWN pursuant to the operating agreement.

AWN’s Board will comprise three members: the chief executive officer of each of ACS and GCI, and the chief executive officer of AWN (the “CEO”, initially Mr. Wilson Hughes, a current GCI officer chosen jointly by ACS and GCI).  The appointment of any successor CEO requires a unanimous vote of the Board, provided that ACS agrees to approve at least one individual from a list of three or more qualified individuals with appropriate experience proposed by GCI.  The presence of all three Board members is necessary to constitute a quorum.

The primary function of the Board will be to review and approve by majority vote the annual budget and four year plans of AWN (each, a “Plan” and collectively, the “Plans”).12  The

12 The parties have already agreed on the four year plan for fiscal years 2013 through 2016.

Operating Agreement provides that, should a proposed Plan provide for a significant reduction in capital expenditures or project less than a 3% annual increase in consolidated net income of AWN, any Board member may submit objections to such Plan, and the Board will negotiate in good faith to resolve such objections.  If such negotiations fail, the disputed Plan will be submitted to an arbitrator to make a final determination as to whether the Plan is in line with AWN’s financial objectives.  This mechanism allows ACS to influence AWN’s budget.

In addition to strategic input, ACS maintains influence over the operations of AWN through a requirement for unanimous approval by AWN’s members (ACS and GCI) of the following key issues:

(1)	A change in the line of business of AWN beyond the wireless business;

(2)	Admission of an additional member(s) to AWN;

(3)	Incurring indebtedness i) in excess of $5 million outside the ordinary course of business, or ii) in excess of $10 million with a term greater than one year in the ordinary course of business;

(4)
The sale, exchange or other disposition of all or substantially all the consolidated assets of AWN, if such sale has a fair market value in excess of $5 million or would impair any member’s ability to meet its carrier of last resort regulatory obligations;

(5)	Entering into a facilities use agreement, distribution agreement, or similar agreement pursuant to which AWN will provide wireless services or plans to anyone other than ACS or GCI;

(6)
Any action that would cause AWN to be characterized as an entity other than a partnership for federal income tax purposes or any other tax election that would have a material adverse effect on, or affect the tax status of any member;

(7)	Voluntary dissolution of the company and distributions of assets in kind upon liquidation;

(8)	Filing of a voluntary bankruptcy petition;

(9)	Making any material amendments to AWN’s organizational documents;

(10)	Merger, consolidation or other combination of AWN with another company;

(11)	Commencing or settling litigation or arbitration that involves an amount in excess of $5 million, or entering any plea of guilty or nolo contendere on behalf of AWN in any criminal matter;

(12)	Making certain network capacity purchases;

(13)	Entering into any affiliate transactions not contemplated by the Company’s operating agreement;

(14)	Making any decisions regarding major technology upgrade plans;

(15)	Creating or allocating any limited liability company interests, or other equity interests or securities, other than the 66⅔% equity interest of GCI and the 33⅓% equity interest of ACS;

(16)	Redeeming limited liability company interests or other equity interests or securities of AWN;

(17)	Creating or transferring assets to a subsidiary of AWN other than a wholly-owned subsidiary;

(18)	Changing the name of AWN;

(19)	Lending by AWN outside of the ordinary course of business;

(20)	Determining the fair market value of i) the assets contributed to AWN by ACS and GCI, ii) the assets of AWN upon liquidation, or iii) certain other circumstances;

(21)
Entering into, terminating, waiving or modifying any material provision of any contract or agreement to which AWN is or intends to become a party, that is not consistent with the Plans or that includes a financial commitment by AWN in excess of $10 million payable after the end of the current four year plan;

(22)
Entering into, terminating, waiving or modifying any material provision of AWN’s working capital loan that is secured by collateral not permitted by each member’s lenders, that may affect the timing or amount of any ACS preferred distribution or that contains terms that are commercially unreasonable;

(23)	Declaring or paying any non-cash dividend or other distribution to members outside of the Operating Agreement;

(24)	Moving the principal office of AWN outside of Anchorage, Alaska or designating any place outside of Anchorage, Alaska for a meeting of the members;

(25)	Adopting a method other than prorating to allocate net income or net loss upon the admission of a new member; and

(26)	Determining the method for distributing assets upon liquidation.

d.	Nature of ACS’ Business Following the Transaction

Following the Transaction, ACS’ property and assets will consist primarily of (1) its wireline services, (2) its remaining retail wireless services and (3) a 33⅓% interest in AWN.  ACS will have sufficient assets to continue to maintain a substantial, viable and ongoing business following the consummation of the Transaction, including offering its wireline and retail wireless services.

ACS will continue its wireline services, which, in conjunction with the dividends received from the joint venture and income derived through providing services to AWN, ACS expects to remain viable.  ACS does not have any current intention or plan to liquidate, exit or otherwise materially alter its wireline services.  ACS will continue to serve consumer, business and wholesale customers and generate access revenue through its remaining wireless network infrastructure, which ACS also expects to remain viable, and ACS does not have any current intention or plan to liquidate, exit or otherwise materially alter these service offerings.

Moreover, ACS will continue to operate as a regulated, facilities-based wireless carrier, will maintain its retail outlets and will be required under the Operating Agreement to maintain its projected subscriber levels or suffer economic penalties if it fails to do so.

For further detail, please see the charts on the following page.

Note:   Net Income of Alaska Communications Systems Holdings Inc was $.5 million for the twelve months ended December 31, 2011, with Directly Owned Assets generating $3.4 million of income and Assets of Wholly Owned Subsidiaries incurring a loss of $2.9 million.   Given the small denominator and differences between income and losses, ratio analysis is not meaningful.   This also applies to Net Income before income tax.   Tables regarding revenue by nature of assets have been included as a reflection of the relative contribution of asset categories.

e.	Reason Relief is Requested

ACS has never been, is not now and does not intend to become an “investment company” as defined under the Act.  ACS has entered into a joint venture with GCI principally in order to enhance its competitiveness within the wireless industry, its primary business (together with wireline services).  None of ACS, its subsidiaries or AWN will be primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

ACS’ stake in AWN will cause ACS to exceed the 40% ownership threshold of “investment securities” set forth in the Act, and therefore ACS may meet the definition of an “investment company” under Section 3(a)(1)(C) of the Act.13  Because AWN is not a wholly- or majority-owned subsidiary of ACS or a company controlled primarily by ACS, ACS’ interest in AWN could not necessarily be included as a “good” asset of ACS for purposes of Section 3(a)(1), Section 3(b)(1) or Rule 3a-1 of the Act, as set forth below.14

Accordingly, ACS hereby requests that the Commission grant an order pursuant to Section 3(b)(2) of the Act declaring that ACS is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

IV.	APPLICABLE LAW AND PRECEDENTS

a.	Relevant Statutory Provisions

i)	Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Act defines the term “investment company” to include any issuer engaged or proposing to engage in the business of investing, reinvesting, owning, holding, or trading in securities, which owns or proposed to acquire investment securities having a value exceeding 40% of that issuer’s total unconsolidated assets.

“Investment securities” are defined under Section 3(a)(2) to include all securities except Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner which i) are not investment companies and ii) are not relying on the exclusions from the definition of investment company in Sections 3(c)(1) and 3(c)(7) of the Act.

13 See footnote 2, supra.  While the Applicants believe Tekmate would likely qualify as a controlled company under the Act, ACS is not requesting that the Commission consider ACS’ interest in Tekmate in connection with the requested order.

14 Rule 3a-1 states that an issuer will be deemed not to be an investment company under the Act provided that no more than 45% of the value of the issuer’s total assets and net income after taxes consist of, or are derived from, securities other than (among other things) securities issued by companies 1) controlled primarily by such issuer, 2) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and 3) which are not investment companies.

ii)	Section 3(b)(2)

Section 3(b)(2) of the Act permits the Commission to find, upon application of the issuer, that the issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through A) majority-owned subsidiaries, or B) controlled companies conducting similar types of business.

iii)	Section 2(a)(9)

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”

Section 2(a)(9) also states that ownership of more than 25% of the voting securities of a company creates a presumption of control of such company.  Such presumption remains in effect until the Commission makes a determination to the contrary.

iv)	Section 2(a)(42)

Section 2(a)(42) defines voting security as “any security presently entitling the owner or holder thereof to vote for the election of directors of the company.”

b.	Applicability of Section 3(b)(2)

The Commission has listed relevant criteria that it will use to determine whether an issuer is primarily engaged in a business other than that of investing in securities for purposes of Section 3(b)(2) of the Act.15  The five relevant factors enumerated by the Commission are: i) the issuer’s historical development, ii) its public representations of policy, iii) the activity of its officers and directors, iv) the nature of its present assets, and v) the sources of its present income.16  An examination of these factors in light of the Transaction makes clear that ACS is primarily engaged directly and through its subsidiaries in a business other than investing, reinvesting, owning, holding, or trading in securities, and this would continue to be the case subsequent to the Transaction, at which time ACS also will engage in such business through AWN, a controlled company.

i)	Historical Development

Throughout its 14-year history, ACS has remained focused on providing voice and data communications services to the residents of Alaska.  ACS began its business by acquiring two major local telephone companies and has subsequently expanded within the communications industry into related

15 See Certain Prima Facie Investment Companies, Investment Company Act Release No. IC-10937 (Nov. 13, 1979); In the Matter of the Tonopah Mining Company of Nevada, 26 SEC 426 (1947).

16 See Id.

industries, such as internet, fiber optic transport and other wireless and wireline telecommunications services.17

ii)	Public Representations of Policy

ACS is a well-known communications company in the state of Alaska and has never held itself out to be anything other than a communications company.  In its annual 10-K  and quarterly 10-Q filings with the Commission,18 ACS has consistently stated that its objective is to provide leading integrated communications services to consumer and business customers in and out of Alaska.  Through its public statements, reports to shareholders, periodic filings with the Commission, public advertising and information contained on its website, ACS has invariably held itself out as being primarily engaged in the business of communications services, including both wireless and wireline telephone and internet.

iii)	Activities of Officers and Directors

The Directors and executive officers (the “Officers”) of ACS are primarily engaged in managing ACS’ wireless and wireline telephone and internet business conducted through ACS’ subsidiaries.  As of the date of this application, a majority of the seven Directors have expertise in transmission, networking operations, voice and data networks and other related technical areas of expertise, and a majority of ACS’ five Officers have extensive experience in the telecommunications field.  The Directors and Officers leverage their expertise to improve ACS and its subsidiaries’ communication infrastructure and services in order to increase shareholder value. 19  Please see Exhibit D for the biographies of the Directors and the Officers.  Neither the Directors nor the Officers dedicate significant time to investing, reinvesting, owning, holding or trading in securities on behalf of ACS.

iv)	Nature of Assets

Outside of its interest in AWN, ACS’ assets primarily consist of interests in wholly-owned subsidiaries engaged in the wireline or retail wireless business.  Section 3(a)(2) of the Act exempts from the definition of “investment securities” securities issued by majority-owned subsidiaries which are neither investment companies nor investment vehicles relying on Section 3(c)(1) or Section 3(c)(7) of the Act.

Under Section 2(a)(9) of the Act, ACS will presumptively “control” a company if it owns more than 25% of the company’s voting securities and is able to exercise a controlling influence over the management or policies of a company for reasons other than holding an official position

17 In some instances, ACS acquired or held minority and non-controlling interests in entities within the communications industry.  Each of the companies acquired by ACS complemented its communications business, and ACS benefited from efficiencies created by integrating acquired businesses with its existing business.  None of the equity interests held by ACS were acquired as part of a business of investing, reinvesting, owning, holding or trading in securities.

18 See footnote 5, supra.

19 Anand Vadapalli serves as both an Officer and a Director of ACS.

in such company.  Approximately 51% of ACS’ assets will be comprised of ACS’ interest in AWN, which will be a controlled company engaged in the wireless industry. In that respect, ACS holds more than 25% of the equity in AWN, exerts management influence through a position on the board of directors and has contractual rights that prevent the company from taking certain significant actions without ACS’ approval.  None of ACS’ subsidiaries are primarily engaged in the business of investing, reinvesting, or trading in securities, nor will AWN be so engaged.

v)	Sources of Income

ACS derives the majority of its income from wireless and wireline businesses operated through ACS’ wholly-owned subsidiaries.

For the fiscal year ended December 31, 2011, ACS had total operating revenues of $349.3 million and operating expenses of $285.7 million from its wireline and wireless business, putting its total operating income from its wireless and wireline businesses at $63.6 million.  ACS’ wireline and wireless operating revenues constituted 100% of ACS’ total consolidated operating income.  ACS’ non-operating income included interest income of $34,000 and income from other sources of $174,000.  Other non-operating expenses included $51.7 million spent on interest expense and the extinguishment of debt.

c.	Relevant Precedents

i)	AirTouch

On February 23, 2000, the Commission granted an order pursuant to Section 3(b)(2) to AirTouch Communications, Inc. (“AirTouch”), based on facts and circumstances substantially similar to those of ACS.20

At the time of its application to the Commission, AirTouch was a leading wireless telecommunications company.  Like ACS, the majority of AirTouch’s assets consisted of interests in entities that were engaged in the telecommunications business and that AirTouch was actively involved in managing.  Like ACS, AirTouch determined that considerable synergies would result from combining assets with another leading telecommunications company, which would allow AirTouch to provide greater value to its wireless customers. On June 30, 1999, AirTouch merged with a wholly-owned subsidiary of Vodafone AirTouch Public Limited Company (“Vodafone AirTouch”) and in September 1999 Vodafone AirTouch and Bell Atlantic Corp. (“Bell Atlantic”) determined to enter into a general partnership (“Wireless”) into which AirTouch contributed approximately 80% of its total assets on a consolidated basis.  Bell Atlantic controlled 55% of Wireless and Vodafone AirTouch controlled 45%.  As with ACS’ minority interest in AWN, Vodafone AirTouch’s minority interest in Wireless put AirTouch at risk of being considered an “investment company” under the Act.

Wireless was primarily engaged in providing services within AirTouch’s historical industry of wireless telecommunications.  AirTouch’s rights to direct the management of

20 See AirTouch Communications, Inc., application under Section 3(b)(2) of the Act, File No. 812-11954 (Jan. 24, 2000).

Wireless were similar to the rights retained by ACS in AWN.  According to its January 24, 2000 application to the Commission, AirTouch held three out of seven board positions in Wireless, while the CEO of ACS holds one of three positions on the AWN Board and ACS has influence over the appointment of the third board member.21  Both AirTouch and ACS maintain strong influence over the management of their respective joint ventures, through a requirement for unanimous member approval (in the case of AWN) or approval of at least two board representatives  from AirTouch (in the case of Wireless) of the following key issues: 1) a change in the line of the company’s business, 2) dissolution of the company or voluntary filing for bankruptcy, 3) amendments to organizational documents, 4) authorizing, issuing or redeeming equity interest in the company, 5) creating subsidiaries, 6) entering into affiliate transactions and 7) certain major transactions of a high value.  In addition to the rights held by both ACS and AirTouch in their respective ventures, ACS maintains the right to vote over several additional items not listed in AirTouch’s application to the Commission.22  AirTouch held few rights that ACS does not have, including the right to designate one of the chief financial officer, chief operating officer, chief marketing officer or chief technology officer of Wireless, as determined by Wireless’ board.

The Commission granted AirTouch’s request for an order because, like ACS, AirTouch was engaged in operating a telecommunications company through its subsidiaries and controlled companies, and was not primarily engaged in the business of investing, reinvesting, or trading in securities.

ii)	Russian Telecommunications Development Corporation

On November 26, 2011 the Commission granted an order under Section 3(b)(2) of the Act to Russian Telecommunications Development Corporation (“RTDC”) based on facts and circumstances similar to those of ACS.23

At the time of its application RTDC was engaged in owning and operating a telecommunications business.  In September 2000, RTDC was acquired by MCT Corp. and lost its status as an entity exempt from registration as an investment company under Section 3(c)(1) of the Act.  RTCD was at risk of being deemed an “investment company” following the loss of its 3(c)(1) exemption because RTCD’s minority interest in several telecommunications companies may have constituted “investment securities” under the Act.

RTDC was not a passive investor in the entities in which it held a minority interest. RTDC, like ACS, retained strong rights that ensured its ability to remain actively involved in the operations of the ventures in which it held a minority interest.  The significant similarities between RTDC and ACS warrant the Commission granting the relief sought by ACS.

21 The CEO of AWN serves as the third member of the Board.  ACS must approve at least one individual from a list of three or more qualified individuals with appropriate experience, proposed by GCI to serve as a successor CEO.

22 For example, unanimous member approval is required for AWN to enter into any facilities use agreement, reseller agreement, distribution agreement or similar agreement pursuant to which AWN will provide wireless services or plans.

23 See Russian Telecommunications Development Corporation, application under Section 3(b)(2) and 45(a) of the Act, File No. 812-12646 (Sept. 27, 2001; amended Oct. 31, 2001).

iii)	Other Relevant Precedents

The Commission has granted 3(b)(2) relief in several other situations with notable parallels to ACS, for example to SeaCo Ltd.24 and Price Communications Corporation.25  The foregoing review of the relevant precedents demonstrates that ACS’ situation can be compared favorably to many instances in which the Commission granted orders under Section 3(b)(2), therefore ACS respectfully requests to benefit from the same relief.

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state the following:

Applicant Address:	Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

Please direct questions to:	Brian M. Kaplowitz
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6099
Telephone: (212) 839-5370
E-mail: bkaplowitz@sidley.com

Leonard Steinberg
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091
Telephone: (907) 297-3105
E-mail: leonard.steinberg@acsalaska.com

24 SeaCo Ltd. (“SeaCo”) asserted in its March 16, 2010 application to the Commission that it was at risk of being classified as an “investment company” because, as the result of Chapter 11 proceedings, it held a minority interest in a shipping company that could cause over 40% of its assets to be classified as “investment securities.”  Like ACS, the company in which SeaCo held a minority interest was engaged in SeaCo’s historical industry, shipping, and SeaCo retained strong rights in the management of the company, similar to the rights held by ACS in AWN.  The Commission granted relief to SeaCo in an order dated April 9, 2010.  See SeaCo Ltd., application under Section 3(b)(2) of the Act, File No. 812-13753 (Feb. 9, 2010; amended Mar. 4, 2010; Mar. 16, 2010).

25 At the time of its application to the SEC, Price Communications Corporation (“PCC”) was in the telecommunications business.  A PCC subsidiary contributed its cellular business and cash to a wireless communications joint venture with Cellco Partnership, which contribution represented substantially all of PCC’s assets and put PCC at risk of being classified as an “investment company” under the Act.  Unlike ACS, the limited partnership in which PCC held and interest was eventually to be liquidated, and PCC’s interests were to be exchanged for shares of a Verizon entity (either Verizon Communications or Verizon Wireless).  The Commission granted relief to PCC under Section 6(c) of the Act, which relief was set to expire upon the liquidation of the limited partnership.  See Price Communications Corporation and Price Communications Wireless, Inc., application under Sections 3(b)(2) and 6(c) of the Act, File No. 812-12808 (Apr. 23, 2002).

VI.	REQUEST FOR ORDER

For the foregoing reasons, ACS respectfully requests that the Commission enter an order pursuant to Section 3(b)(2) of the Act declaring that ACS is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

In witness whereof, Alaska Communications Systems Group, Inc.  has caused this application to be duly executed for itself and on behalf of its wholly-owned subsidiaries, Alaska Communications Systems Holdings, Inc. and ACS Wireless, Inc. this 2nd day of August, 2012.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

By:	/s/ Wayne Graham
Name: Wayne Graham
Title: Chief Financial Officer

ALASKA COMMUNICATIONS SYSTEMS HOLDINGS, INC.

By:	/s/ Wayne Graham
Name: Wayne Graham
Title: Authorized Signatory

ACS WIRELESS, INC.

By:	/s/ Wayne Graham
Name: Wayne Graham
Title: Authorized Signatory

VII.   VERIFICATION

STATE OF ALASKA	)

)

COUNTY OF ANCHORAGE	)

The undersigned states that he has duly executed the attached application under Section 3(b)(2) of the Investment Company Act of 1940 dated August 2, 2012 for and on behalf of Alaska Communications Systems Group, Inc. and its wholly-owned subsidiaries Alaska Communications Systems Holdings, Inc. and ACS Wireless, Inc.; that Wayne Graham is the Chief Financial Officer of Alaska Communications Systems Group, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Wayne Graham
Wayne Graham

Subscribed and sworn before me, a Notary Public, this 2nd day of August, 2012.

/s/ Tiffany L. Dunn
Notary Public

My commission expires: 11-3-14

INDEX OF EXHIBITS

A.	Alaska Communications Systems Organizational Charts

B.	Table Of Selected Historical Financial Information as of, and for the three years ended, December 31, 2011

C.	Alaska Communications Systems Group, Inc. Form 8-K announcing the transaction, filed with the Commission on June 5, 2012

D.	Biographies of the Officers and Directors of Alaska Communications Systems Group, Inc.

E.	Proposed SEC Notice of Application

EXHIBIT A

ALASKA COMMUNICATIONS SYSTEMS: ORGANIZATIONAL CHARTS

Alaska Communications Systems Group, Inc. (Delaware)
Alaska Communications Systems Holdings, Inc. (Delaware)
Crest Communication Corp. and Subs (Delaware) See Next Page
ACS of Anchorage, Inc. (Delaware)
ACS of the Northland, Inc. (Alaska)
ACS of Fairbanks, Inc. (Alaska)
ACS of Alaska, Inc. (Alaska)
ACS Long Distance, Inc. (Alaska)
ACS Wireless, Inc. (Alaska)
ACS Internet, Inc. (Delaware)
ACS Cable Systems, Inc. (Delaware)
Alaska Communications, LLC (Alaska)
ACS Infosource, Inc. (Alaska)
ACS Messaging, Inc. (Alaska)
ACS Services, Inc. (Alaska)
49% of TekMate, LLC (Alaska)
ACS of Anchorage License Sub, Inc. (Alaska)
ACS of Alaska License Sub, Inc. (Alaska)
ACS of Fairbanks License Sub, Inc. (Alaska)
ACS of the Northland License Sub, Inc. (Alaska)
ACS Long Distance License Sub, Inc. (Alaska)
ACS Wireless License Sub, Inc. (Alaska)

A-1

Alaska Communications Systems Group, Inc.
Crest Communications Corporation
Northern Lights Holdings, Inc.
WCI Cable, Inc.
World Net Communications, Inc.
WCIC Hillsboro, Inc.
Alaska Northstar Communications, LLC
WCI Lightpoint, LLC
Alaska Fiber Star, LLC
Alaska Fiber Star, Inc.
Northstar License Corporation
Alaska Fiber Star License Corporation

A-2

EXHIBIT B

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Table of Selected Historical Financial Information as of, and for the Three Years Ended, December 31, 2011

	2009			2010			2011
	Total ($ million)	Transferred Assets26 ($ millions)	Transferred Assets as a % of Total (%)	Total ($ million)	Transferred Assets1 ($ millions)	Transferred Assets as a % of Total (%)	Total ($ million)	Transferred Assets1 ($ millions)	Transferred Assets as a % of Total (%)
Operating revenues, net of intercompany eliminations	346.0	141.0	40.8%	341.5	140.6	41.2%	349.3	150.2	43.0%
EBITDA27	122.5	63.5	51.9%	126.5	62.8	49.8%	125.5	68.4	54.5%
Total assets (book value)	675.3	184.0	27.2%	620.6	175.8	28.3%	605.1	176.8	29.2%
Total assets (fair market value28)29	751.5	360.2	47.9%	773.6	356.2	46.0%	769.930	388.031	50.4%

26 The value of ACS’ wireless segment as set forth in its 2011 10-K filing with the Commission was determined by the Board to represent an approximation of the value of the assets ACS will transfer to AWN.

27 There are other metrics such as operating income, income before taxes or net income that sometimes are used to measure business performance.  Using these alternative metrics would have resulted in the transferred assets representing a significantly higher percentage of the applicable total, including in some cases, up to 100% of that metric.  None of these other metrics are, or historically have been, utilized by ACS to measure performance. Further, none of these other metrics are generally viewed in the wireless industry as meaningful measures of either performance or of the value of wireless assets.  Indeed, given that ACS has a wireline business that is capital intensive and a wireless business that is less capital intensive, any metric that includes depreciation is likely to disproportionately affect the wireline business and mask its actual performance.

28 The determination of fair market value of assets is inherently uncertain even when an appraisal of assets has been performed.  In the present case, no appraisal has been done and, not surprisingly, there is a significant divergence of views as to both the appropriate methodology and the value of the transferred assets.

29 Management has applied 2011 market multiples to 2009 and 2010 EBITDA.  These values are illustrative.

30 The fair market value for the total assets of ACS set forth in the table represents the midpoint between the public value (using ACS’ closing stock price per share on 12/31/11) of $674 and the private value (applying a 6.9 multiple to EBITDA) of $866 million.

31 The fair market value of the transferred assets set forth in the table represents the midpoint between the two valuations presented by two of ACS’ financial advisors.

B-1

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	June 5, 2012

Alaska Communications Systems Group, Inc.

__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-28167	52-2126573
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

600 Telephone Avenue, Anchorage, Alaska		99503-6091
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:	(907) 297-3000

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On June 5, 2012, Alaska Communications Systems Group, Inc. (the "Company") and General Communications, Inc. ("GCI") issued a press release in connection with the announcement of the transaction described in Item 8.01 below

(the "Transaction"). The Company will host a conference call and live webcast today, June 5, 2012, at 2:00 p.m. Eastern Time. Parties in the United States and Canada can call 877-941-9205 to access the conference call. Parties outside the United States and Canada can access the call at 480-629-9771. The live webcast of the conference call will be accessible from the "Events Calendar" section of the Company's website (www.alsk.com). Also available for the call will be a presentation that will describe some of the elements of the Transaction. The webcast will be archived for a period of 90 days. A telephonic replay of the conference call will also be available two hours after the call and will run until Monday, June 12, 2012 at midnight ET. To hear the replay, parties in the United States and Canada can call 800-406-7325 and enter pass code: 4544636. Parties outside the United States and Canada can call 303-590-3030 and enter pass code: 4544636.

By filing this Current Report on Form 8-K and furnishing related information, the registrant makes no admission as to the materiality of the information presented and the conference call referenced above. The Company has made, or will make prior to the investor conference call, a copy of the presentation available for viewing on the Company website at www.alsk.com. The Company reserves the right to discontinue the availability of the presentation materials from the Company website at any time.

The information disclosed in this Item 7.01 is "furnished" pursuant to Item 7.01 of Form 8-K and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, unless the registrant specifically incorporated them by reference in a document filed under the Securities Act of 1933, as amended, or the Exchange Act. In addition, the Company undertakes no duty or obligation to publicly update or revise the information included in this Item 7.01.

Item 8.01 Other Events.

On June 5, 2012, the Company and GCI announced their entry into definitive agreements under which the Company and GCI agreed to combine their wireless networks to establish The Alaska Wireless Network, LLC.

The closing of the Transaction is subject to certain terms and conditions, including receipt of all necessary governmental approvals. The closing of the Transaction is expected to occur by the second quarter of 2013.

The Company anticipates filing a Current Report on Form 8-K under Item 1.01, Entry into a Material Definitive Agreement, within the prescribed time period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alaska Communications Systems Group, Inc.

June 5, 2012	By:	/s/ Leonard A. Steinberg
Name: Leonard A. Steinberg
Title: Corporate Secretary

EXHIBIT D

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.:
BIOGRAPHIES OF THE OFFICERS AND DIRECTORS

Edward (Ned) J. Hayes, Jr. has been a director of ACS since February 2006, and has served as the Chairman of the Board since April 2011.  He is currently the Senior Vice President and Chief Financial Officer (“CFO”) of Aviat Networks, Inc. (NASDAQ:  AVNW) a leading expert in wireless transmission and networking solutions to the mobile and non-mobile markets.  He joined Aviat Networks in October of 2011 after serving as the CFO of Pillar Data Systems, a privately held enterprise data storage company.  Prior to joining Pillar, Mr. Hayes served as Executive Vice President and CFO of Quantum Corporation (NYSE: QTM), a global leader in data back-up, recovery and archive storage.  He joined Quantum after serving as President and CEO of DirecTV Broadband, Inc. Prior to DirecTV Broadband, Mr. Hayes served as Executive Vice President and CFO at Telocity, Inc., and Financial Vice President and CFO in two of Lucent Technologies’ divisions, including the $20 billion Global Service Provider Business.  He has also held senior financial management positions at other multinational companies such as Unisys Corporation (NYSE: UIS), Asea Brown Boveri (ABB), and Credit Suisse First Boston.  He has previously served as an independent director and Chair of the Audit Committee of New Wave Research, Inc. and as an independent director of and Chair of the Audit Committee of NPTest, Inc.  Mr. Hayes currently serves on the board of Super Micro Computer, Inc. (NASDAQ: SMCI) as an independent director and Chair of the Audit Committee.  Mr. Hayes conducted his graduate studies in Accounting and Finance at New York University’s Stern Graduate School of Business and received his undergraduate degree from Colgate University in New York.

Anand Vadapalli, was appointed by the Board, effective February 1, 2011, to join the Board as President and CEO of ACS.  Prior to that, Mr. Vadapalli served as Executive Vice President and Chief Operations Officer (“COO”) of ACS beginning October 26, 2009, with operational responsibility for all facets of ACS’ business, including network operations, technology, sales and service.  Mr. Vadapalli served as ACS’ Executive Vice President, Operations and Technology, from December 2008 until October 2009 and previously was ACS’ Senior Vice President, Network & Information Technology beginning in August 2006, when he joined ACS.  Before joining ACS, Mr. Vadapalli had most recently served as Vice President of Information Technology at Valor Telecom since February 2004.  Prior to Valor, from January 2003 to February 2004, he served as Executive Vice President and Chief Information Officer at Network Telephone Corporation, and from January 1996 through January 2003, he served in various positions at Broadwing / Cincinnati Bell, including as Vice President, Information Technology.  Mr. Vadapalli holds a B.E. in Mechanical Engineering from Osmania University in Hyderabad, India as well as a P.G.D.M. from the Indian Institute of Management in Calcutta, India.  He currently serves as a member of the Board of Trustees for the University of Alaska Foundation.

Peter D. Ley, a director since August 2008, is the CFO of Connexion Technologies.  Connexion is a leading builder and operator of residential fiber-optic video, voice, and data networks for gated communities and high-rise towers.  Connexion is headquartered in Cary, North Carolina and has operations across the United States.  Mr. Ley has many years of finance and communications experience.  Prior to joining Connexion in November 2007, Mr. Ley served for seven years as a managing director at Bank of America Securities, responsible for managing client relationships with the U.S. telecommunications industry.  Prior to joining Bank of

America, he served as CFO of Pennsylvania-based Commonwealth Telephone Enterprises Inc.  Mr. Ley has also served as an investment banker at Dominick & Dominick, Furman Selz, Robert Fleming, Morgan Grenfell and Salomon Brothers.  Mr. Ley holds an M.B.A. from Harvard University in Massachusetts and a B.A. from Dartmouth College in New Hampshire.

John Niles Wanamaker has been a director of ACS since January 2011.  Mr. Wanamaker serves as Vice Chairman of Venture Ad Astra, a company focusing on geointelligence, location and imaging technologies; and he is also Vice-Chairman of Zulutime, a company with breakthrough position, navigation and timing technologies for wireless networks and innovative indoor location-based services.  In addition, he conducts an active angel investment practice under the name of Alaska Venture Partners investing in companies both in and out of Alaska.  Mr. Wanamaker has served as either founder or Chief Executive Officer (“CEO”) of companies from a wide range of industries, including early stage capital, wireless communication, aerospace launch vehicles, electronic monitored security, and real estate development.  His focus has been on the creation of value and the monetization of that value.  Active in his community, Mr. Wanamaker donates his time to a number of organizations.  He is the former Chairman of the Board of Alaska Pacific University and continues to serve as a Trustee.  He recently served as the Honorary Commander for the 477th Fighter Group at Elmendorf Air Force Base and is a co-founder and board member of the Anchorage Schools Foundation.  Mr. Wanamaker is a graduate of the University of Chicago and is also a 2012 Governance Fellow with the National Association of Corporate Directors.

David W. Karp, a director of ACS since March 2011, is the President and CEO of Northern Air Cargo, Inc. which operates a fleet of Boeing 737 aircraft within the state of Alaska and the contiguous U.S. states, Canada and Mexico.  Prior to joining Northern Air Cargo, Mr. Karp served as the Vice President and COO of Anchorage-based Hawaiian Vacations for nearly seven years.  Hawaiian Vacations transported approximately 50,000 vacationers between Alaska and Hawaii every year utilizing chartered Boeing 767 aircraft owned by Hawaiian Airlines.  Before that, Mr. Karp served as the Executive Director of the Alaska Tourism Marketing Council, overseeing the cooperative tourism marketing efforts between the State of Alaska and over 1000 private sector tourism businesses.  Mr. Karp also serves as a member of the Alaska Pacific University Board of Trustees and the Alaska Air Carriers Association Board of Directors.  He is Chairman of the Board for the Alaska Aviation Museum.  Mr. Karp is a graduate from the University of Oregon, and he completed the Owner President Manager Program at the Harvard School of Business in March 2011.

Brian A. Ross, a director of ACS since October 2011, is President and CEO of KnowledgeWorks, a $30 million per year non-profit that provides innovative methodologies to more effectively prepare students for college and 21st century careers.  Through its New Tech and EdWorks subsidiaries, it currently assists 120 high schools in 17 states while its Strive subsidiary helps more than 25 communities bring together education, business, philanthropic and community leaders to manage a common, data-driven educational agenda.  Prior to joining KnowledgeWorks, Mr. Ross had a successful, 13-year-tenure at Cincinnati Bell, where he served four years as CFO and two years as COO.  He is a member of the boards of Downtown Cincinnati, Inc., KnowledgeFunding Ohio and Ursuline Academy.  Mr. Ross holds a Bachelor of Arts degree in economics, mathematics and statistics from Miami University and a Master of Arts degree in statistics from the University of California.

Margaret L. (Margie) Brown, a director of ACS since June 2012, is President and CEO of CIRI, an Alaska Native corporation.  Ms. Brown became President and CEO of CIRI in 2005 after holding several management positions beginning in 1976.  During her tenure, CIRI has developed a reputation for disciplined growth, with diversified interests in energy development, construction services, environmental services, real estate investment and management, tourism and hospitality, telecommunications, aerospace defense and venture capital investment.  In addition, Ms. Brown serves on the national board of The Trust for Public Land, the Student Conservation Association and the Alaska Native Heritage Center.  She also serves on advisory boards for Alaska Airlines and the University of Alaska Anchorage Honors College.  Ms. Brown holds a Bachelor’s degree in biology from the University of Oregon and a Master of Business Administration from the University of Colorado.

Wayne P. Graham serves as CFO of ACS.  Mr. Graham is responsible for leading ACS’ finance, treasury, accounting, and investor relations functions and has key responsibilities in business strategy and cost structure rationalization, as well as performance measurement and metrics.  He also oversees ACS’ information technology function.  Mr. Graham is one of the ACS’ original founding members and a previous CFO of ACS.  He rejoins ACS from Ensequence, a leading provider of global interactive software for TV, where he served as CFO.  In addition to his roles at ACS and Ensequence, Mr. Graham previously served as CFO of Integra Telecom, a leading competitive local exchange company, and ACS Media, which was a publicly traded print and electronic yellow page provider, based in Alaska.  In total, he brings over twenty-five years of relevant financial and industry experience.  Mr. Graham holds a B.S.B.A. from Georgetown University and an M.B.A. from the University of Washington.

James R. Johnsen serves as ACS’ Senior Vice President of Human Resources and Process Transformation and is responsible for the company’s human resource and process transformation functions.  Mr. Johnsen joined Alaska Communications in 2011 from Doyon, Limited, an Alaska Native regional corporation, where he served as Senior Vice President of Administration.  Before that, he spent 12 years at the University of Alaska, where he served in several executives roles.  Mr. Johnsen is active in the community as a member of the Alaska State Chamber of Commerce Board of Directors, a Trustee of the University of Alaska Foundation and in several advisory roles at the University of Alaska, where he also teaches on occasion.  Mr. Johnsen holds an undergraduate degree from the University of California, Santa Cruz, a master’s from the University of Chicago, and a doctorate from the University of Pennsylvania.

Leonard A. Steinberg serves as ACS’ Senior Vice President, Legal, Regulatory and Government Affairs and Corporate Secretary.  Mr. Steinberg is responsible for the Company’s legal affairs, corporate governance, regulatory compliance and risk management functions.  He also serves as the Company’s Chief Ethics Officer.  He previously served as ACS’ Vice President, General Counsel and Corporate Secretary from 2001 through 2011 after joining us as a senior attorney in June 2000.  From 1998 to 2000, Mr. Steinberg used his expertise in regulatory and administrative law to represent telecommunications and energy clients of Brena, Bell & Clarkson, P.C., an Anchorage, Alaska law firm.  Prior to that, Mr. Steinberg was a partner in the firm of Hosie, Wes, Sacks & Brelsford with offices in Anchorage, Alaska and San Francisco, California.  Mr. Steinberg practiced in the firm’s Anchorage office from 1996 to 1998 and in the firm’s San Francisco office from 1988 to 1996 where he primarily represented large clients in oil and gas royalty and tax disputes.  Mr. Steinberg holds a J.D. degree from the

University of California’s Hastings College of Law, a Masters in Public Administration degree from Harvard University’s Kennedy School of Government, an M.B.A. from University of California Berkeley’s Haas School of Business, and a B.A. from the University of California at Santa Cruz.

Michael R. Todd serves as ACS’ Senior Vice President, Engineering and Operations.  Mr. Todd is responsible for all engineering, service delivery and operations functions.  His focus includes improving the overall customer experience through developing and executing long-term network evolution plans, establishing engineering and service delivery standards, coordinating cross-departmental process improvement teams to reduce cycle time, and enhancing operational efficiencies and employee development.  Mr. Todd first joined Alaska Communications in August 2008.  Before assuming his current position in October 2010, he served as ACS’ Vice President, Engineering and Service Delivery.  Mr. Todd brings more than 20 years of telecommunications leadership and expertise with a focus on engineering/service delivery, building and maintaining wireless networks, staff operations and multi-site development.  Prior to Alaska Communications, Mr. Todd held various engineering and operations leadership positions at Sprint, Nortel and Ericsson, Inc.  He holds a BS in Engineering from Texas A&M University and an M.B.A. from the University of Texas.

EXHIBIT E

PROPOSED NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION
[Release No.                        ; File No.                                 ]

Alaska Communications Systems Group, Inc., Alaska Communications Systems Holdings, Inc. and ACS Wireless, Inc.; Notice of Application

Agency: Securities and Exchange Commission (the “SEC”)

Action: Notice of application for an order under section 3(b)(2) of the Investment Company Act of 1940 (the “Act”).

Summary of Application: Alaska Communications Systems Group, Inc., Alaska Communications Systems Holdings, Inc. and ACS Wireless, Inc. each request an order under section 3(b)(2) of the Act declaring that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.

Filing date: The application was filed on DATE.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the SEC orders a hearing.  Interested persons may request a hearing by writing to the SEC’s Secretary and serving applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on DATE, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request such notification by writing to the SEC’s Secretary.

Addresses: Secretary, SEC, 100 F Street NE, Washington, DC 20549.  Alaska Communications Systems, 600 Telephone Avenue, Anchorage, Alaska 99503.

For Further Information Contact: [SEC Contacts]

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained for a fee at the SEC’s public reference room at  100 F Street NE, Washington, DC 20549-0102 (tel. 202-551-5850).

Applicant’s Representations:

1.
Alaska Communications Systems Group, Inc. (“ACS”) is an Anchorage, Alaska-based telecommunications company, listed on the NASDAQ Stock Market that operates in part through its wholly owned subsidiaries Alaska Communications Systems Holdings, Inc. (“ACS Holdings”) and ACS Wireless, Inc. (“ACS Wireless” and, together with ACS and ACS Holdings, the “Applicants”).  ACS states that throughout its history, ACS has been and continues to be primarily engaged in providing wireline and wireless communications services.  Currently, far less than 40% of ACS’ unconsolidated assets are “investment securities” for purposes of the Investment Company Act of 1940 (the “Act”).

2.
On June 4, 2012, ACS and General Communications, Inc. (“GCI”) agreed to form a joint venture in which each would contribute substantially all the assets used in its wireless businesses (other than its retail wireless business) and certain additional telecommunications assets (the “Transaction”) to a newly formed limited liability company, The Alaska Wireless Network, LLC (“AWN”).  Under the terms of the Transaction, AWN will be primarily engaged in providing wireless communication services to residents of Alaska. Assuming completion of the Transaction, ACS Wireless will become a member of AWN, and AWN will be owned 66⅔% by GCI and 33⅓% by ACS through ACS Wireless.

3.
Along with the rights typically afforded to minority interest-holders in a joint venture, ACS maintains a significant influence over major decisions of AWN, while GCI is in charge of day-to-day management of AWN.  AWN’s Board will comprise the chief executive officer of each of ACS and GCI, and the chief executive officer of AWN.  In addition to the rights typically afforded to minority interest holders, ACS is in a position to influence the operations of AWN through a requirement for unanimous member approval of a number of key issues, including:  i) incurring indebtedness above certain thresholds, ii) entering into a facilities use agreement, distribution agreement, or similar agreement pursuant to which AWN will provide wireless services or plans to anyone other than ACS or GCI, iii) voluntary dissolution of AWN, distributions of assets upon liquidation or filing of a voluntary bankruptcy petition, iv) commencing or settling litigation or arbitration that involves an amount in excess of $5 million, v) making certain network capacity purchases, vi) making any decisions regarding major technology upgrade plans, or vii) lending by AWN outside of the ordinary course of business.

Applicant’s Legal Analysis:

4.
An issuer is an investment company under section 3(a)(1)(C) of the Act if it is engaged in or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets on an unconsolidated basis.  Under section 3(a)(2) of the Act, “investment securities” are defined to include all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries which are not investment companies and which are not relying on section 3(c)(1) or 3(c)(7) of the Act to be excepted from the definition of investment company.

5.	ACS states that if the Transaction is completed, more than 40% of ACS Wireless’ unconsolidated assets will consist of its minority interest in AWN, placing each of

ACS, ACS Holdings and ACS Wireless at risk of being considered an “investment company” under the Act.

6.
Section 3(b)(2) of the act provides that the SEC may issue an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities through majority-owned subsidiaries or controlled companies conducting similar types of business.

7.
Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”  Section 2(a)(9) also states that ownership of more than 25% of the voting securities of a company creates a presumption of control of such company.  Such presumption remains in effect until the Commission makes a determination to the contrary.

8.
ACS states that both before and after the Transaction, far more than 60% of its assets will be comprised of wholly-owned subsidiaries and controlled companies.  ACS will own more than 25% of AWN following the Transaction, appoints one of the three directors of AWN, and has significant other rights.  Consequently, AWN is a controlled company of ACS under the Act.

9.
The SEC has listed relevant criteria that it will use to determine whether an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities in securities for purposes of Section 3(b)(2) of the Act.32  The five relevant factors are: i) the issuer’s historical development, ii) its public representations of policy, iii) the activity of its officers and directors, iv) the nature of its present assets and v) the sources of its present income.33

10.	ACS states that the five factors enumerated above apply to ACS as follows:

a.
Historical Development.  Throughout its 14-year history, ACS has remained focused on providing voice and data communications services to the residents of Alaska.  ACS has expanded within the communications industry into related industries, such as internet, fiber optic transport and other wireless and wireline communications services.  None of the equity interests held by ACS were acquired as part of a business of investing, reinvesting, owning, holding or trading in securities.

b.
Public Representations of Policy.  ACS is a well-known communications company in the state of Alaska and has never held itself out to be anything other than a communications company.  In its annual 10-K  and quarterly 10-Q filings with the SEC, ACS has consistently stated that its objective is

32 See Certain Prima Facie Investment Companies, Investment Company Act Release No. IC-10937 (Nov. 13, 1979); In the Matter of the Tonopah Mining Company of Nevada, 26 SEC 426 (1947).

33 See Id.

to provide leading integrated communications services to consumer and business customers in and out of Alaska. Through its public statements, reports to shareholders, periodic filings with the SEC, public advertising and information contained on its website, ACS has invariably held itself out as being primarily engaged in the business of communications services, including both wireless and wireline telephone and internet.

c.
Activities of Officers and Directors. The directors and executive officers of ACS are primarily engaged in managing ACS’ wireless and wireline telephone and internet business conducted through ACS’ wholly-owned subsidiaries, including ACS Holdings and ACS Wireless, and controlled companies.  Neither the directors nor the officers of ACS dedicate significant time to investing, reinvesting, owning, holding or trading in securities on behalf of ACS.

d.	Nature of Assets. Outside of its interest in AWN, ACS’ assets primarily consist of interests in wholly-owned subsidiaries engaged in the wireline or retail wireless business.

e.
Sources of Income.  ACS derives the majority of its income from wireless and wireline businesses operated through ACS’ wholly-owned subsidiaries.  For the fiscal year ended December 31, 2011, ACS’ wireline and wireless operating revenues constituted 100% of ACS’ total consolidated operating income. ACS’ other non-operating income included interest income of $34,000 and income from other sources of $174,000. Other non-operating expenses included $51.7 million spent on interest expense and the extinguishment of debt.

11.
The Applicants state that they meet the criteria established by the SEC to determine whether an issuer is primarily engage in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

For the SEC, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary